EXHIBIT (a)(6)

(RS)

Catellus Development Corporation

Stock Option Exchange Offer

Individualized Statement

[Name]	[Social Security Number]
[Address]
[City, State, Zip Code]

On October 1, 2003, Catellus announced an offer (the “Exchange Offer”) to exchange certain outstanding Catellus stock options that were unvested as of December 1, 2002 (“Eligible Options”) for prospective replacement grants of restricted shares. Refer to the Exchange Offer Circular (the “Offer Circular”) for a more detailed description of the terms and conditions of the Exchange Offer.

Our records reflect that, as of August 31, 2003, you held the Eligible Options identified in the following table. You may elect to tender Eligible Options in the Exchange Offer for the corresponding number of restricted shares reflected in the following table. Note that the Eligible Options included in this table may include options that you have already exercised, but have not yet been reported to us by our stock plan administrator as of the date that the table was generated. Because the offer will only apply to Eligible Options that are unexercised and outstanding when the offer expires, if you accept the offer and you have already exercised any Eligible Options, you will not be able to tender those options and you will receive fewer replacement grants than indicated in the table.

As provided in the Offer Circular, the new restricted shares will have a new 3-year vesting schedule (even if the new award relates to options that are currently or would otherwise be vested). Also note that you must tender either all or none of your Eligible Options in the Exchange Offer – you cannot accept the Exchange Offer only as to a portion of your Eligible Options.

You should read this statement in connection with the Offer Circular and the other documents referenced in the Offer Circular. If any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, contact Jaime Gertmenian at 213-473-3169 or jaime_gertmenian@catellus.com.

Eligible Options

Date of Grant	Per Share Exercise Price	Number of Shares Originally Granted	Number of Shares Currently Outstanding That Were Unvested as of December 1, 2002*	Exchange Ratio	Number of Shares of Restricted Stock Offered

*	Only the portion of options unvested as of December 1, 2002 may be tendered. If you were granted an option, a portion of which was vested as of December 1, 2002 and a portion of which was unvested as of that date, only the unvested portion as of December 1, 2002 is reflected in this column and may be exchanged for the corresponding number of restricted shares.